UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Comstock Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

205768203

(CUSIP Number)

Carl H. Westcott

100 Crescent Court, Suite 1620

Dallas, TX 75201

214-777-5003

with a copy to:

Alan G. Harvey

Baker & McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas, TX 75201

214-978-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carl H. Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,488,700 (1)

	8.	Shared Voting Power 870,000 (1)

	9.	Sole Dispositive Power 1,488,700 (1)

	10.	Shared Dispositive Power 1,299,000 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,787,700 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.84% (3)

14.	Type of Reporting Person IN

(1)                                 Carl H. Westcott directly holds 1,488,700 shares of common stock, par value $0.50 per share (the “Common Stock”), of Comstock Resources, Inc., a Nevada corporation (the “Issuer”). Additionally, Mr. Westcott exercises shared voting and disposition power over 870,000 shares of Common Stock with Chart H. Westcott and Court H. Westcott as managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, Ltd. (“Commodore Partners”), which directly owns 860,000 shares of Common Stock, and G.K. Westcott LP (“GK Westcott”), which directly owns 10,000 shares of Common Stock.

(2)                                 Carl H. Westcott has shared discretionary authority to purchase and dispose of shares of Common Stock under various accounts for the benefit of the following persons, who directly hold the following amounts of shares of Common Stock: Jimmy Elizabeth Westcott, 76,300 shares; Chart H. Westcott, 304,000 shares; Court H. Westcott, 15,000 shares; Carla Westcott, 15,000 shares; Peter Underwood, 12,000 shares; Francisco Trejo, Jr., 3,500 shares; and Rosie Greene, 3,200 shares. Carl H. Westcott does not exercise any voting power over any such shares of Common Stock owned by the aforementioned individuals and expressly disclaims beneficial ownership of such shares.

(3)                                 The percentage ownership is based on 47,727,516 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 11, 2015.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Commodore Partners, Ltd. 03-0476201

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 860,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 860,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 860,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 1.80% (2)

14.	Type of Reporting Person PN

(1)                                 Carl H. Westcott, Court H. Westcott and Chart H. Westcott exercise shared voting and disposition power over the 860,000 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of Commodore Partners.

(2)                                 The percentage ownership is based on 47,727,516 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 11, 2015.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). G.K. Westcott LP 20-2443941

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 10,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 10,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.02% (2)

14.	Type of Reporting Person PN

(1)                                 Carl H. Westcott, Chart H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 10,000 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of GK Westcott.

(2)                                 The percentage ownership is based on 47,727,516 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 11, 2015.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carl Westcott, LLC 75-2655092

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 870,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 870,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 870,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 1.82% (2)

14.	Type of Reporting Person HC

(1)                                 Carl H. Westcott, Court H. Westcott and Chart H. Westcott exercise shared voting and disposition power over the 870,000 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 860,000 shares of Common Stock, and GK Westcott, which directly owns 10,000 shares of Common Stock.

(2)                                 The percentage ownership is based on 47,727,516 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 11, 2015.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Jimmy Elizabeth Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 76,300 (1)

	8.	Shared Voting Power 0 (1)

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 76,300 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,300 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.16% (2)

14.	Type of Reporting Person IN

(1)                                 Jimmy Elizabeth Westcott directly holds 76,300 shares of Common Stock. Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares. Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)                                 The percentage ownership is based on 47,727,516 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 11, 2015.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Chart H. Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 304,000 (1)

	8.	Shared Voting Power 870,000 (2)

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 1,174,000 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,174,000 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.46% (3)

14.	Type of Reporting Person IN

(1)                                 Consists of 304,000 shares of Common Stock held of record by Chart H. Westcott, Trustee of the Chart H. Westcott Living Trust. Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares. Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)                                 Carl H. Westcott, Court H. Westcott and Chart H. Westcott exercise shared voting and disposition power over the 870,000 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 860,000 shares of Common Stock, and GK Westcott, which directly owns 10,000 shares of Common Stock.

(3)                                 The percentage ownership is based on 47,727,516 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 11, 2015.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Court H. Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 15,000 (1)

	8.	Shared Voting Power 870,000 (2)

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 885,000 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 885,000 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 1.85% (3)

14.	Type of Reporting Person IN

(1)                                 Consists of 15,000 shares of Common Stock held of record by Court H. Westcott, Trustee of the Court H. Westcott Living Trust. Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares. Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)                                 Carl H. Westcott, Court H. Westcott and Chart H. Westcott exercise shared voting and disposition power over 870,000 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 860,000 shares of Common Stock, and GK Westcott, which directly owns 10,000 shares of Common Stock.

(3)                                 The percentage ownership is based on 47,727,516 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 11, 2015.

CUSIP No. 205768203		13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carla Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 15,000 (1)

	8.	Shared Voting Power 0 (1)

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 15,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03% (2)

14.	Type of Reporting Person IN

(1)                                 Carla Westcott directly holds 15,000 shares of Common Stock. Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares. Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)                                 The percentage ownership is based on 47,727,516 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 11, 2015.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.50 per share (the “Common Stock”) of Comstock Resources, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 5300 Town and Country Blvd., Suite 500, Frisco, Texas 75034.

This Statement is filed jointly by Carl H. Westcott, Commodore Partners, Ltd., G.K. Westcott LP, Carl Westcott, LLC, Jimmy Elizabeth Westcott, Chart H. Westcott, Court H. Westcott, and Carla Westcott.

Item 2. Identity and Background

(a)—(b) Name and Residence or business address:

The statement is being filed by and on behalf of the following reporting persons (collectively, the “Reporting Persons”):

Name	Residence or business address
Carl H. Westcott	100 Crescent Court, Suite 1620, Dallas, TX 75201

Commodore Partners, Ltd. (“Commodore Partners”)	100 Crescent Court, Suite 1620, Dallas, TX 75201

G.K. Westcott LP (“GK Westcott”)	100 Crescent Court, Suite 1620, Dallas, TX 75201

Carl Westcott, LLC	100 Crescent Court, Suite 1620, Dallas, TX 75201

Jimmy Elizabeth Westcott	100 Crescent Court, Suite 1620, Dallas, TX 75201

Chart H. Westcott	100 Crescent Court, Suite 1620, Dallas, TX 75201

Court H. Westcott	100 Crescent Court, Suite 1620, Dallas, TX 75201

Carla Westcott	100 Crescent Court, Suite 1620, Dallas, TX 75201

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Present principal occupation/
Name	principal business and address of any corporation
Carl H. Westcott	Private investor

Commodore Partners	Private investments, 100 Crescent Court, Suite 1620, Dallas, TX 75201

GK Westcott	Private investments, 100 Crescent Court, Suite 1620, Dallas, TX 75201

Carl Westcott, LLC	Private investments, 100 Crescent Court, Suite 1620, Dallas, TX 75201

Jimmy Elizabeth Westcott	Private investor

Chart H. Westcott	Private investor

Court H. Westcott	Private investor

Carla Westcott	Instructor, The New School, 66 West 12th Street, New York, NY 10011

 (d)—(e) No Convictions or Proceedings

During the last five years, no Reporting Person that is a natural person (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him or her being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, no Reporting Person that is an entity (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship

Name	Citizenship
Carl H. Westcott	United States of America

Jimmy Elizabeth Westcott	United States of America

Chart H. Westcott	United States of America

Court H. Westcott	United States of America

Carla Westcott	United States of America

Commodore Partners is a limited partnership organized under the laws of the State of Texas. GK Westcott is a limited partnership organized under the laws of the State of Texas. Carl Westcott, LLC is a limited liability company formed under the laws of the State of Texas.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Items 4 and 6 hereof are incorporated herein by reference.

With respect to each Reporting Person that is a natural person, the shares of Common Stock were acquired with the personal funds of such Reporting Person. The shares of Common Stock held by Commodore Partners, of which Carl Westcott, LLC is the sole general partner, were acquired with funds held by Commodore Partners for the general purpose of investing. The shares of Common Stock held by GK Westcott, of which Carl Westcott, LLC is the sole general partner, were acquired with funds held by GK Westcott for the general purpose of investing.

Item 4. Purpose of Transaction

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

After accounting for all sales of Common Stock of the Reporting Persons during the period of April 11, 2015 through June 10, 2015, a net 1,274,428 shares of Common Stock were purchased by Carl H. Westcott during such period on his own behalf and on behalf of the other Reporting Persons for an aggregate price of $4,210,779.

Other than as set forth in this Statement, no Reporting Person has present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Each Reporting Person reviews its investments on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, or (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other investment opportunities available to it; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)  The responses in rows 11 and 13 of the cover pages of this Statement are hereby incorporated by reference. The percentages of ownership reported in row 13 of the cover pages are calculated using the number of outstanding shares of common stock as of May 11, 2015 reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 11, 2015.

(b)  The responses in rows 7, 8, 9 and 10 of the cover pages of this Statement are hereby incorporated by reference. Each of Jimmy Elizabeth Westcott, Chart H. Westcott, Court H. Westcott, and Carla Westcott directly holds 76,300, 304,000, 15,000, and 15,000 shares of Common Stock, respectively, over which Carl H. Westcott shares dispositive power, but not voting power, pursuant to trading authorizations. Additionally, Carl H. Westcott shares dispositive power, but not voting power, pursuant to trading authorizations, of 12,000, 3,500, and 3,200 shares of Common Stock held by Peter Underwood, Francisco Trejo, Jr., and Rosie Greene, respectively. Commodore Partners holds 860,000 shares of Common Stock, over which Carl H. Westcott holds shared voting and dispositive power with Chart H. Westcott and Court H. Westcott as the managers of Carl Westcott, LLC, the sole general partner of Commodore Partners. GK Westcott holds 10,000 shares of Common Stock, over which Carl H. Westcott holds shared voting and dispositive power with Chart H. Westcott and Court H. Westcott as the managers of Carl Westcott, LLC, the sole general partner of GK Westcott.

(c)  After accounting for all sales of Common Stock of the Reporting Persons during the period of April 11, 2015 through June 10, 2015, a net 1,274,428 shares of Common Stock were purchased by Carl H. Westcott on his own behalf and on behalf of the other Reporting Persons for an aggregate price of $4,210,779. All such purchase and sales were made on the dates and at the prices set forth below. All of such purchases and sales were affected in ordinary open market transactions.

Name of Reporting Person	Trade Date	Amount Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	4/13/2015	(2,500)	4.60
Carl H. Westcott	4/13/2015	(25,000)	4.60
Carl H. Westcott	4/14/2015	(25,000)	4.60
Carl H. Westcott	4/14/2015	(20,000)	4.71
Carl H. Westcott	4/14/2015	(25,000)	4.73
Carl H. Westcott	4/14/2015	(15,000)	4.74
Carl H. Westcott	4/14/2015	(2,500)	4.75
Carl H. Westcott	4/15/2015	(15,000)	5.00
Carl H. Westcott	4/15/2015	(15,000)	5.03
Carl H. Westcott	4/16/2015	1,000	4.90
Carl H. Westcott	4/16/2015	(6,000)	4.93
Carl H. Westcott	4/16/2015	(6,000)	4.95
Carl H. Westcott	4/16/2015	(16,000)	4.98
Carl H. Westcott	4/16/2015	(16,000)	5.07
Carl H. Westcott	4/16/2015	(15,000)	5.12
Carl H. Westcott	4/17/2015	(2,500)	4.88
Carl H. Westcott	4/17/2015	(2,400)	4.97
Carl H. Westcott	4/17/2015	(2,600)	4.97
Carl H. Westcott	4/17/2015	(7,500)	4.98
Carl H. Westcott	4/17/2015	(10,000)	4.99
Carl H. Westcott	4/17/2015	(5,000)	5.01
Carl H. Westcott	4/17/2015	10,000	4.78
Carl H. Westcott	4/17/2015	25,000	4.75
Carl H. Westcott	4/21/2015	25,000	4.50
Carl H. Westcott	4/21/2015	25,000	4.50
Carl H. Westcott	4/22/2015	25,000	4.43

Name of Reporting Person	Trade Date	Amount Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	4/24/2015	15,000	4.54
Carl H. Westcott	4/28/2015	(22,000)	4.92
Carl H. Westcott	4/29/2015	(8,637)	5.29
Carl H. Westcott	4/30/2015	(100)	5.17
Carl H. Westcott	4/30/2015	(9,900)	5.17
Carl H. Westcott	4/30/2015	(15,000)	5.22
Carl H. Westcott	4/30/2015	(100)	5.25
Carl H. Westcott	4/30/2015	(14,900)	5.24
Carl H. Westcott	4/30/2015	(100)	5.34
Carl H. Westcott	4/30/2015	(1,900)	5.34
Carl H. Westcott	4/30/2015	(3,900)	5.33
Carl H. Westcott	4/30/2015	(9,100)	5.32
Carl H. Westcott	4/30/2015	(200)	5.31
Carl H. Westcott	4/30/2015	(24,800)	5.30
Carl H. Westcott	4/30/2015	(25,363)	5.36
Carl H. Westcott	4/30/2015	(6,000)	5.38
Carl H. Westcott	4/30/2015	(10,000)	5.35
Carl H. Westcott	5/1/2015	(5,000)	5.17
Carl H. Westcott	5/1/2015	(5,000)	5.19
Carl H. Westcott	5/1/2015	10,000	5.02
Carl H. Westcott	5/4/2015	(4,000)	5.30
Carl H. Westcott	5/4/2015	(100)	5.36
Carl H. Westcott	5/4/2015	(19,900)	5.35
Carl H. Westcott	5/4/2015	(4,000)	5.35
Carl H. Westcott	5/5/2015	(4,000)	5.35
Carl H. Westcott	5/6/2015	23,900	4.82
Carl H. Westcott	5/6/2015	800	4.81
Carl H. Westcott	5/6/2015	300	4.80
Carl H. Westcott	5/6/2015	7,000	4.82
Carl H. Westcott	5/6/2015	25,000	4.80
Carl H. Westcott	5/6/2015	24,000	4.72
Carl H. Westcott	5/6/2015	1,000	4.72
Carl H. Westcott	5/6/2015	25,000	4.70
Carl H. Westcott	5/7/2015	20,000	4.50
Carl H. Westcott	5/8/2015	25,000	4.42
Carl H. Westcott	5/8/2015	10,000	4.52
Carl H. Westcott	5/8/2015	(10,000)	4.58
Carl H. Westcott	5/8/2015	(11,500)	4.63
Carl H. Westcott	5/11/2015	2,500	4.22
Carl H. Westcott	5/11/2015	10,512	4.22
Carl H. Westcott	5/11/2015	9,500	4.22
Carl H. Westcott	5/11/2015	25,000	4.25
Carl H. Westcott	5/11/2015	4,988	4.29

Name of Reporting Person	Trade Date	Amount Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	5/11/2015	21,300	4.30
Carl H. Westcott	5/11/2015	3,700	4.31
Carl H. Westcott	5/13/2015	24,000	4.30
Carl H. Westcott	5/13/2015	25,000	4.28
Carl H. Westcott	5/13/2015	25,000	4.26
Carl H. Westcott	5/13/2015	25,000	4.23
Carl H. Westcott	5/13/2015	50,000	4.18
Carl H. Westcott	5/13/2015	1,000	4.30
Carl H. Westcott	5/14/2015	1,000	4.27
Carl H. Westcott	5/14/2015	2,500	4.27
Carl H. Westcott	5/14/2015	500	4.27
Carl H. Westcott	5/14/2015	10,000	4.10
Carl H. Westcott	5/14/2015	25,000	4.09
Carl H. Westcott	5/14/2015	25,000	4.08
Carl H. Westcott	5/14/2015	25,000	4.04
Carl H. Westcott	5/14/2015	25,000	4.04
Carl H. Westcott	5/15/2015	25,000	4.05
Carl H. Westcott	5/18/2015	(3,000)	4.01
Carl H. Westcott	5/18/2015	(13,972)	4.01
Carl H. Westcott	5/18/2015	(200)	4.01
Carl H. Westcott	5/18/2015	(7,828)	4.00
Carl H. Westcott	5/18/2015	25,000	4.00
Carl H. Westcott	5/19/2015	25,000	4.00
Carl H. Westcott	5/19/2015	25,000	3.94
Carl H. Westcott	5/19/2015	25,000	3.91
Carl H. Westcott	5/19/2015	2,244	3.90
Carl H. Westcott	5/20/2015	25,000	3.90
Carl H. Westcott	5/20/2015	25,000	3.88
Carl H. Westcott	5/20/2015	(10,000)	3.93
Carl H. Westcott	5/20/2015	(12,244)	3.94
Carl H. Westcott	5/20/2015	(10,000)	3.96
Carl H. Westcott	5/20/2015	(19,521)	3.96
Carl H. Westcott	5/21/2015	(10,000)	4.02
Carl H. Westcott	5/21/2015	(10,479)	4.05
Carl H. Westcott	5/21/2015	(10,000)	4.05
Carl H. Westcott	5/21/2015	9,000	3.97
Carl H. Westcott	5/21/2015	1,000	3.97
Carl H. Westcott	5/21/2015	5,000	3.96
Carl H. Westcott	5/22/2015	25,000	3.90
Carl H. Westcott	5/26/2015	10,000	3.80
Carl H. Westcott	5/26/2015	8,463	3.65
Carl H. Westcott	5/26/2015	4,900	3.65
Carl H. Westcott	5/26/2015	100	3.65

Name of Reporting Person	Trade Date	Amount Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	5/27/2015	(10,000)	3.80
Carl H. Westcott	5/28/2015	10,000	3.65
Carl H. Westcott	5/28/2015	500	3.62
Carl H. Westcott	5/29/2015	14,800	3.60
Carl H. Westcott	5/29/2015	200	3.60
Carl H. Westcott	5/29/2015	15,000	3.59
Carl H. Westcott	5/29/2015	14,800	3.58
Carl H. Westcott	5/29/2015	200	3.58
Carl H. Westcott	5/29/2015	15,000	3.57
Carl H. Westcott	5/29/2015	25,000	3.55
Carl H. Westcott	5/29/2015	24,900	3.55
Carl H. Westcott	5/29/2015	100	3.55
Carl H. Westcott	6/1/2015	25,000	3.54
Carl H. Westcott	6/1/2015	25,000	3.50
Carl H. Westcott	6/1/2015	25,000	3.48
Carl H. Westcott	6/1/2015	1,037	3.46
Carl H. Westcott	6/1/2015	25,000	3.45
Carl H. Westcott	6/1/2015	1,000	3.46
Carl H. Westcott	6/2/2015	13,700	3.62
Carl H. Westcott	6/2/2015	300	3.62
Carl H. Westcott	6/2/2015	13,082	3.60
Carl H. Westcott	6/2/2015	6,918	3.72
Carl H. Westcott	6/3/2015	20,000	3.61
Carl H. Westcott	6/3/2015	20,000	3.55
Carl H. Westcott	6/3/2015	20,000	3.50
Carl H. Westcott	6/4/2015	20,000	3.50
Carl H. Westcott	6/4/2015	20,000	3.45
Carl H. Westcott	6/8/2015	3,700	3.45
Carl H. Westcott	6/8/2015	2,500	3.43
Carl H. Westcott	6/8/2015	4,600	3.49
Carl H. Westcott	6/8/2015	100	3.49
Carl H. Westcott	6/8/2015	5,100	3.48
Carl H. Westcott	6/8/2015	100	3.48
Carl H. Westcott	6/8/2015	100	3.48
Carl H. Westcott	6/8/2015	8,930	3.52
Carl H. Westcott	6/8/2015	1,070	3.51
Carl H. Westcott	6/8/2015	2,187	3.53
Carl H. Westcott	6/8/2015	2,813	3.52
Carl H. Westcott	6/8/2015	3,000	3.52
Carl H. Westcott	6/8/2015	100	3.52
Carl H. Westcott	6/8/2015	1,900	3.52
Carl H. Westcott	6/8/2015	5,000	3.52
Carl H. Westcott	6/8/2015	5,000	3.55

Name of Reporting Person	Trade Date	Amount Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	6/8/2015	5,000	3.56
Carl H. Westcott	6/9/2015	1,800	3.58
Carl H. Westcott	6/9/2015	2,000	3.57
Carl H. Westcott	6/9/2015	2,500	3.49
Carl H. Westcott	6/9/2015	2,500	3.49
Carl H. Westcott	6/9/2015	2,500	3.49
Carl H. Westcott	6/9/2015	200	3.48
Carl H. Westcott	6/9/2015	5,000	3.50
Carl H. Westcott	6/9/2015	1,000	3.49
Jimmy Elizabeth Westcott	4/15/2015	(5,000)	4.90
Jimmy Elizabeth Westcott	4/24/2015	5,000	4.62
Jimmy Elizabeth Westcott	4/30/2015	(4,701)	5.37
Jimmy Elizabeth Westcott	4/30/2015	(5,000)	5.35
Jimmy Elizabeth Westcott	5/1/2015	(5,299)	5.37
Jimmy Elizabeth Westcott	5/11/2015	25,000	4.24
Jimmy Elizabeth Westcott	5/18/2015	5,000	4.15
Jimmy Elizabeth Westcott	5/19/2015	2,500	3.95
Jimmy Elizabeth Westcott	6/2/2015	2,500	3.62
Jimmy Elizabeth Westcott	6/3/2015	1,300	3.56
Court H. Westcott	4/13/2015	(1,000)	4.63
Court H. Westcott	5/11/2015	1,300	4.25
Court H. Westcott	5/11/2015	3,700	4.25
Court H. Westcott	6/2/2015	3,500	3.55
Court H. Westcott	6/5/2015	5,000	3.49
Chart H. Westcott	4/14/2015	(7,745)	4.64
Chart H. Westcott	4/14/2015	(20,000)	4.65
Chart H. Westcott	4/15/2015	(15,000)	5.02
Chart H. Westcott	4/17/2015	(5,000)	4.99
Chart H. Westcott	4/28/2015	(15,000)	4.85
Chart H. Westcott	5/6/2015	10,000	4.75
Chart H. Westcott	5/7/2015	5,000	4.52
Chart H. Westcott	5/7/2015	5,000	4.45
Chart H. Westcott	5/7/2015	2,800	4.43
Chart H. Westcott	5/7/2015	2,200	4.43
Chart H. Westcott	5/11/2015	(2,500)	4.28
Chart H. Westcott	5/11/2015	10,000	4.30
Chart H. Westcott	5/11/2015	27,500	4.27
Chart H. Westcott	5/11/2015	25,000	4.24
Chart H. Westcott	5/14/2015	7,500	4.12
Chart H. Westcott	5/18/2015	5,000	4.04
Chart H. Westcott	5/22/2015	12,200	3.85
Chart H. Westcott	5/22/2015	300	3.85
Chart H. Westcott	5/28/2015	19,400	3.65

Name of Reporting Person	Trade Date	Amount Purchased (Sold)	Price Per Share ($)
Chart H. Westcott	5/28/2015	600	3.65
Chart H. Westcott	5/29/2015	25,000	3.55
Chart H. Westcott	6/1/2015	14,800	3.45
Chart H. Westcott	6/1/2015	200	3.45
Chart H. Westcott	6/2/2015	14,300	3.55
Chart H. Westcott	6/2/2015	700	3.55
Chart H. Westcott	6/2/2015	14,800	3.72
Chart H. Westcott	6/2/2015	200	3.72
Chart H. Westcott	6/2/2015	10,000	3.73
Chart H. Westcott	6/10/2015	2,000	3.54
Chart H. Westcott	6/10/2015	1,000	3.55
Chart H. Westcott	6/10/2015	1,000	3.55
Commodore Partners, Ltd.	4/13/2015	(8,327)	4.60
Commodore Partners, Ltd.	4/14/2015	(18,327)	4.60
Commodore Partners, Ltd.	4/14/2015	(11,673)	4.62
Commodore Partners, Ltd.	4/15/2015	(25,000)	4.98
Commodore Partners, Ltd.	4/15/2015	(25,000)	5.03
Commodore Partners, Ltd.	4/16/2015	(40,000)	4.98
Commodore Partners, Ltd.	4/16/2015	(100)	5.13
Commodore Partners, Ltd.	4/21/2015	100	4.57
Commodore Partners, Ltd.	4/23/2015	(15,000)	4.85
Commodore Partners, Ltd.	4/24/2015	10,000	4.57
Commodore Partners, Ltd.	4/28/2015	(20,000)	4.90
Commodore Partners, Ltd.	4/29/2015	(25,000)	4.99
Commodore Partners, Ltd.	4/29/2015	(9,900)	5.13
Commodore Partners, Ltd.	4/30/2015	(100)	5.37
Commodore Partners, Ltd.	4/30/2015	(20,000)	5.36
Commodore Partners, Ltd.	5/8/2015	2,270	4.40
Commodore Partners, Ltd.	5/8/2015	(3,067)	4.63
Commodore Partners, Ltd.	5/8/2015	(19,633)	4.62
Commodore Partners, Ltd.	5/11/2015	7,522	4.33
Commodore Partners, Ltd.	5/11/2015	178	4.33
Commodore Partners, Ltd.	5/11/2015	25,000	4.37
Commodore Partners, Ltd.	5/11/2015	17,300	4.38
Commodore Partners, Ltd.	5/19/2015	430	4.00
Commodore Partners, Ltd.	5/19/2015	10,000	4.00
Commodore Partners, Ltd.	5/19/2015	5,000	3.97
Commodore Partners, Ltd.	5/19/2015	25,000	3.93
Commodore Partners, Ltd.	5/19/2015	15,000	3.92
Commodore Partners, Ltd.	5/20/2015	50,000	3.91
Commodore Partners, Ltd.	5/20/2015	25,000	3.90
Commodore Partners, Ltd.	5/20/2015	20,000	3.81
Commodore Partners, Ltd.	5/20/2015	25,000	3.77

Name of Reporting Person	Trade Date	Amount Purchased (Sold)	Price Per Share ($)
Commodore Partners, Ltd.	5/20/2015	(200)	3.97
Commodore Partners, Ltd.	5/21/2015	(5,000)	4.03
Commodore Partners, Ltd.	5/22/2015	(2,500)	4.07
Commodore Partners, Ltd.	6/1/2015	25,000	3.55
Commodore Partners, Ltd.	6/1/2015	25,000	3.49
Commodore Partners, Ltd.	6/1/2015	25,000	3.48
Commodore Partners, Ltd.	6/1/2015	17,700	3.45
Commodore Partners, Ltd.	6/1/2015	6,100	3.45
Commodore Partners, Ltd.	6/1/2015	1,200	3.44
Commodore Partners, Ltd.	6/1/2015	25,000	3.44
Commodore Partners, Ltd.	6/1/2015	2,400	3.44
Commodore Partners, Ltd.	6/1/2015	700	3.44
Commodore Partners, Ltd.	6/1/2015	100	3.44
Commodore Partners, Ltd.	6/1/2015	100	3.44
Commodore Partners, Ltd.	6/1/2015	9,366	3.48
Commodore Partners, Ltd.	6/1/2015	8,834	3.47
Commodore Partners, Ltd.	6/1/2015	2,800	3.47
Commodore Partners, Ltd.	6/1/2015	20,800	3.47
Commodore Partners, Ltd.	6/1/2015	100	3.47
Commodore Partners, Ltd.	6/1/2015	800	3.47
Commodore Partners, Ltd.	6/2/2015	10,017	3.46
Commodore Partners, Ltd.	6/2/2015	262	3.62
Commodore Partners, Ltd.	6/2/2015	921	3.62
Commodore Partners, Ltd.	6/2/2015	500	3.62
Commodore Partners, Ltd.	6/3/2015	19,800	3.65
Commodore Partners, Ltd.	6/3/2015	200	3.65
Commodore Partners, Ltd.	6/3/2015	20,000	3.51
Commodore Partners, Ltd.	6/4/2015	10,000	3.49
Commodore Partners, Ltd.	6/5/2015	4,400	3.55
Commodore Partners, Ltd.	6/5/2015	300	3.55
Commodore Partners, Ltd.	6/5/2015	9,900	3.55
Commodore Partners, Ltd.	6/5/2015	10,400	3.55
Commodore Partners, Ltd.	6/5/2015	13,100	3.56
Commodore Partners, Ltd.	6/5/2015	3,100	3.56
Commodore Partners, Ltd.	6/5/2015	8,800	3.56
Commodore Partners, Ltd.	6/8/2015	800	3.54
Commodore Partners, Ltd.	6/8/2015	2,200	3.55
Commodore Partners, Ltd.	6/8/2015	10,000	3.52
Commodore Partners, Ltd.	6/8/2015	10,000	3.50
Commodore Partners, Ltd.	6/8/2015	20,000	3.45
Commodore Partners, Ltd.	6/9/2015	5,000	3.50
Commodore Partners, Ltd.	6/9/2015	2,000	3.50
Commodore Partners, Ltd.	6/10/2015	10,000	3.54

Name of Reporting Person	Trade Date	Amount Purchased (Sold)	Price Per Share ($)
G. K. Westcott LP	6/4/2015	10,000	3.55
Carla Westcott	4/13/2015	(3,000)	4.57
Carla Westcott	5/11/2015	2,500	4.26
Carla Westcott	5/22/2015	(2,500)	4.15
Carla Westcott	6/2/2015	5,000	3.63
Carl H. Westcott (1)	4/21/2015	500	4.86
Carl H. Westcott (1)	4/21/2015	1,000	4.85
Carl H. Westcott (1)	5/11/2015	500	4.24
Carl H. Westcott (1)	5/11/2015	1,000	4.26
Carl H. Westcott (2)	5/11/2015	2,500	4.27
Carl H. Westcott (2)	5/11/2015	1,000	4.25
Carl H. Westcott (3)	5/11/2015	500	4.25

(1)                                 For the account of Peter Underwood.

(2)                                 For the account of Francisco Trejo, Jr.

(3)                                 For the account of Rosie Greene.

(d)  No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held by the Reporting Persons.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As discussed in Items 5(b), Carl H. Westcott (a) is a manager of Carl Westcott, LLC, the sole general partner of each of Commodore Partners and GK Westcott, and as a result, has shared voting and dispositive power with its other managers, Chart H. Westcott and Court H. Westcott, over the shares of Common Stock held by Commodore Partners and GK Westcott and (b) individually shares dispositive power, but not voting power, with each of Jimmy Elizabeth Westcott, Chart H. Westcott, Court H. Westcott, and Carla Westcott over the shares of Common Stock held by such Reporting Persons pursuant to trading authorizations. The form of such trading authorizations is attached hereto as Exhibit B.

Item 7. Material to Be Filed as Exhibits

Exhibit A

Joint Filing Agreement, dated June 8, 2015, by and among Carl H. Westcott, Commodore Partners, Ltd., G.K. Westcott LP, Carl Westcott, LLC, Jimmy Elizabeth Westcott, Chart H. Westcott, Court H. Westcott, and Carla Westcott.

Exhibit B	Form of Authorization of Agent.

Exhibit C	Power of Attorney, dated June 8, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2015

Reporting Persons:	CARL H. WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

COMMODORE PARTNERS, LTD.

By: Carl Westcott, LLC, its general partner

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

G.K. WESTCOTT LP

By: Carl Westcott, LLC, its general partner

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

CARL WESTCOTT, LLC

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

JIMMY ELIZABETH WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

CHART H. WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

COURT H. WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

CARLA WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock of Comstock Resources, Inc., a Nevada corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings. The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of the 8th day of June, 2015.

/s/ Carl H. Westcott
Carl H. Westcott

Commodore Partners, Ltd.

By: Carl Westcott, LLC, its general partner

/s/ Carl H. Westcott
Carl H. Westcott
Manager

G.K. Westcott LP

By: Carl Westcott, LLC, its general partner

/s/ Carl H. Westcott
Carl H. Westcott
Manager

Carl Westcott, LLC

/s/ Carl H. Westcott
Carl H. Westcott
Manager

/s/ Jimmy Elizabeth Westcott
Jimmy Elizabeth Westcott

/s/ Chart H. Westcott
Chart H. Westcott

/s/ Court H. Westcott
Court H. Westcott

/s/ Carla Westcott
Carla Westcott

Exhibit B

Account Linking Agreement

PO Box 2760 ■ Omaha, NE 68103-2760

Fax: 866-468-6268

To link your accounts online, please read and agree to the terms below.

Please note: This form is not intended for updating your account information. Submission of this form is your request to grant to an account designated as the main or “primary” TD Ameritrade account permission to link to your TD Ameritrade account(s) so that your accounts may be accessed by the primary account.

By submitting an online linking request, I consent to the terms of use set forth below.

Terms of Use:

I may only submit an online agreement and request to grant permission to an account designated as the primary account to link to my account. I understand that linking my TD Ameritrade account will give the owner(s) of the primary account unlimited access to my account.

Only the account owner(s) may submit an agreement and request to link accounts.

Attorneys in Fact (under a Power of Attorney) and Agents with a Full or Limited Trading Authorization are not permitted to submit this request on behalf of the account owner(s).

Account subscription services are provided to each account separately, and are not automatically added to linked accounts based on the primary account status. Any changes to subscription services must be entered for each linked account and cannot be processed through the primary account.

Any requests (for example, funds) or changes (addresses, orders, etc.) for each of the linked accounts must be submitted from the linked account and will not be processed based on changes made to the primary account. Changes made to the primary or any one of the linked accounts do not necessarily affect other linked accounts.

If you have questions, or need additional forms, please contact us (for information, go to “Contact Us” at the bottom of any page on the website).

Through my electronic signature and submission of this request and agreement, Account Owner(s) (hereinafter referred to as “I,” “me,” “my” whether one or more) agree to accept all risk and responsibility entailed in this request, including, but not limited to, agents or third parties who may have access to the primary account and any linked account(s). I understand that any person with access to the UserID and password of the TD Ameritrade account designated as the primary account will have the access to any online documents and/or information available through my account and any linked account including, but not limited to, statements, trade confirmations, prospectuses, tax documents, transaction history, corporate reports, positions, balances, orders, proxies, notices, etc., or any other online requests, communications, and changes or requests submitted as a result thereof including, but not limited to, address changes (physical/mailing/email), fund requests (check/wire/ACH), trading orders (original/changes/cancellations), certificate requests, or other account activity.

I agree to be fully responsible for my account and identification numbers and for all activities conducted under my account number, PIN, UserID or password, including, but not limited to, all orders entered into the electronic trading systems and any requests for funds. I understand that access to the primary account by any person with access to the UserID and password of the primary account will authenticate such person to conduct any business transactions in my account in the same manner as if such person were me, including but not limited to the ability to effect address changes (physical/mailing/email), fund requests (check/wire/ACH), place orders or change orders, request securities certificates, and any other activity that I may otherwise be authorized to conduct through the secure account access. I understand that all such transactions conducted by the primary account owner(s) and any authorized agents are at my risk.

I agree to indemnify and hold harmless TD Ameritrade, Inc., its affiliates, officers, directors, employees, and agents from and against any loss, liability, claim, damage, or expense arising from the request to link the subject account(s), including but not limited to my authorization of the identified party(ies), as owner(s) of the primary account, or any other person(s), to access and/or conduct other account transactions, including the withdrawal of securities or monies from my TD Ameritrade account(s).

1

I agree that I am responsible to retain the confidentiality of my account access information, and grant to TD Ameritrade the ability to restrict my access to this account or any linked account at its sole discretion. I agree that this agreement, together with all other agreements relating to my account(s), including the account Client Agreement, which are incorporated by this reference, will govern my account(s). TD Ameritrade reserves the right at any time to amend, change, revise, add, or modify the terms of use without prior notice. TD Ameritrade will post such amendments, changes, or modifications on the TD Ameritrade website. My continued account activity after the amendments, changes, or modifications to the terms of use are posted on the TD Ameritrade website, constitutes my agreement to be bound by such amendments, changes, or modifications.

I represent to you that I am the person identified by electronic signature in this Multiple Account Linking Agreement; I am electronically signing this agreement which includes and incorporates the terms of use as well as the Disclosure on Electronic Records and which will have the same effect as the execution of these documents by a written signature as valid legal binding evidence of my intent and agreement to be bound. I further acknowledge that I have read and understand the Disclosure on Electronic Records (located in “Privacy, Security, and other Important Information” at the bottom of any page on the website), and that I consent to the use of an electronic record of the agreement and terms of use as full satisfaction of any requirement that these documents be provided to me in writing.

Investment Products: Not FDIC Insured * No Bank Guarantee * May Lose Value

TD Ameritrade, Inc., member FINRA/SIPC. TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc., and The Toronto-Dominion Bank. © 2015 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

2

Exhibit C

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned does hereby make, constitute and appoint each of Carl H. Westcott and Michael I. Smartt, acting either individually or together, as each of the undersigned’s true and lawful attorneys-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of each of the undersigned to, as applicable:

(1)                                 execute for and on behalf of the undersigned and submit to the U.S. Securities and Exchange Commission (“SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of reports required by Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations promulgated thereunder (including, without limitation, Regulation 13D-G) and any amendments to the foregoing;

(2)                                 prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto) with respect to the securities of Comstock Resources, Inc., a corporation formed under the laws of the state of Nevada (the “Company”), with the SEC, any national securities exchanges and the Company, as considered necessary or advisable under Sections 13(d) or 13(g) of the Exchange Act and the rules and regulations promulgated thereunder (including, without limitation, Regulation 13D-G) and any amendments to the foregoing;

(3)                                 seek or obtain, as each of the undersigned’s representative and on each of the undersigned’s behalf, information on transactions in the Company’s securities from any third party, including brokers, employee benefit plan administrators and trustees, in connection with the foregoing, and the undersigned hereby authorizes any such person to release any such information to any of the attorneys-in-fact and approve and ratify any such release of information; and

(4)                                 take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve to such attorney-in-fact’s discretion.

The undersigned acknowledge that:

(1)           this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in his or her discretion on information provided to such attorney-in-fact without independent verification of such information;

(2)           any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3)           none of such attorneys-in-fact assumes (i) any liability for any responsibility of the undersigned to comply with the requirements of the Exchange Act, or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4)           this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the obligations of the undersigned under the Exchange Act, including without limitation the reporting requirements under Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

This Limited Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Schedules 13D or 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of the 8th day of June, 2015.

/s/ Carl H. Westcott
Carl H. Westcott

Commodore Partners, Ltd.

By: Carl Westcott, LLC, its general partner

/s/ Carl H. Westcott
Carl H. Westcott
Manager

G.K. Westcott LP

By: Carl Westcott, LLC, its general partner

/s/ Carl H. Westcott
Carl H. Westcott
Manager

Carl Westcott, LLC

/s/ Carl H. Westcott
Carl H. Westcott
Manager

/s/ Jimmy Elizabeth Westcott
Jimmy Elizabeth Westcott

/s/ Chart H. Westcott
Chart H. Westcott

/s/ Court H. Westcott
Court H. Westcott

/s/ Carla Westcott
Carla Westcott